Exhibit 99.1

China Finance Online Announces Results of 2015 Annual General Meeting

Beijing, China, July 6, 2015– China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced the results of its 2015 Annual General Meeting held in Beijing at 10:00 am (Beijing time) on June 30, 2015.

At this annual general meeting of shareholders (the “Meeting”) of the Company, six proposals were submitted for shareholders’ approval and each of these proposals was approved.

Specifically, the shareholders approved the following proposals::

1.	Mr. Z. James Chen was elected as a Director of the Company;

2.	Mr. Jian Wang was elected as a Director of the Company;

3.	Mr. Yaowei Zhang was elected as a Director of the Company;

4.
The shareholders approved the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2016 and to authorize the board of directors to determine their remuneration;

5.
The shareholders approved the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2014 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from April 27, 2015, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from April 27, 2015, and the Report of Directors, which can be accessed through our website athttp://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from June 4, 2015, or through the website of SEC, at www.sec.gov, starting from June 4, 2015; and

6.
The shareholders authorized our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company in China. The company provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong. For more information, please visit http://www.chinafinanceonline.com.

For further information please contact:

Xiaoli Xing
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com